

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2021

Rick Gaenzle
Chief Executive Officer
Perception Capital Corp. II
315 Lake Street East, Suite 301
Wayzata, MN 55391

   Re: Perception Capital Corp. II
     Registration Statement on Form S-1
     Filed April 7, 2021
     File No. 333-255107

Dear Mr. Gaenzle:

   We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed April 7, 2021

Underwriting
Other Activities and Relationships, page 177

1. We note your new disclosure that certain employees of Moelis & Company, LLC, an underwriter of this offering, are collectively investing in your sponsor and that they will receive membership interests representing the right to receive 53,571 founder shares and 100,000 private placement warrants in the aggregate. If these membership interests have any value beyond the right to receive founder shares and private placement warrants, please disclose such value. Please also clarify, by footnote or otherwise, that your tabular disclosure under the subheading "Commission and Expenses" on page 173 does not include these founder shares and private placement warrants that are deemed to be underwriting compensation under FINRA Rule 5110. Lastly, please disclose in the

summary section of the prospectus this investment by Moelis & Company's employees in your sponsor.

Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gregg A. Noel, Esq.